HARRAH’S ENTERTAINMENT, INC.

One Harrah’s Court

Las Vegas, Nevada 89119

March 3, 2006

Via EDGAR and Courier

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 03-05

Washington, D.C. 20549

Re:                               Harrah’s Entertainment, Inc. Form 10-K for the year ended
December 31, 2004; Commission File Number :  001-10410

Dear Mr. Humphrey:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated February 14, 2006 (the “Comment Letter”), to the above referenced Form 10-K of Harrah’s Entertainment, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged correspondence).

For your convenience, we are delivering you a copy of this letter by courier.

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Total Rewards Point Liabilities Program, page 48

1.                                       Refer to our previous comment 3. You state that the accrual of earned “Rewards Credits” is classified as a casino expense in your income statement rather than as a reduction of revenue. Please explain, in detail the rationale for your conclusion and identify your basis in GAAP for this income statement classification.

Response:  We supplementally advise the Staff that our accounting for the liability accrual arising under our Total Rewards customer loyalty program as an expense, rather than as a reduction of revenue, has been defined in accordance with the provisions of EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Under our Total Rewards program, our customers are able to accumulate points over time and may redeem the points at their discretion for goods and services under the terms of the program. The primary goods and services received by our customers in exchange for the Reward Credits they redeem are lodging, food and beverage provided by the hotels and restaurants that we operate in conjunction with our casino properties.

Paragraph 10 of EITF Issue 01-9 provides the following guidance regarding the accounting for such transactions:

“If consideration consists of a “free” product or service (for example, a gift certificate from the vendor or a free airline ticket that will be honored by another, unrelated entity), or anything other than cash (including “credits” that the customer can apply against trade amounts owed to the vendor) or equity instruments (see Exhibit 01-9A, Example 11b), the Task Force reached a consensus that the cost of the consideration should be characterized as an expense (as opposed to a reduction of revenue) when recognized in the vendor’s income statement. That is, the “free” item is a deliverable in the exchange transaction and not a refund or rebate of a portion of the amount charged to the customer. (Issue 00-21 addresses how to determine the units of accounting and the allocation of arrangement consideration for purposes of revenue recognition in multiple deliverable arrangements.)  While the Task Force did not reach a consensus on the income statement classification of the expense associated with “free” products or services, the SEC Observer indicated that the SEC staff believes that the expense associated with a “free” product or service delivered at the time of sale of another product or service should be classified as cost of sales.”

We also advise the Staff that our Horseshoe-branded properties offer a separate customer rewards program in which customers also earn points based on their play. Points earned under this program are primarily redeemable for cash. As a result, the liability accrual for the points earned under this program is recorded as a reduction of revenue, in accordance with the guidance provided in paragraph 9 of EITF 01-9:

“The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement...”

We will clarify the income statement implications of these programs in our future filings.

General

2.                                       Refer to our previous comments 4, 5, and 8. As previously requested, for each acquisition cited in our previous comments 4, 5, and 8, please provide us with the amounts of any adjustments made to the original purchase price allocation. Please present this information in tabular form, by period and balance sheet line item. Your proposed revised disclosure indicating the purpose for the extension of the allocation period for each adjustment should be included with your response.

We supplementally advise the Staff with the following additional information regarding our recent acquisitions.

Previous comment 4 addressed the accounting for our acquisition of Horseshoe Gaming. This acquisition was consummated on July 1, 2004, and the primary open issue as of the time of filing of our Annual Report on Form 10-K for the year ended December 31, 2004, related to the receipt of additional information from third parties regarding the appropriate salvage value to assign to a casino riverboat in Hammond, Indiana that is to be removed from service. The adjustment of the value assigned to the riverboat asset directly impacted the value assigned to the goodwill arising from this acquisition. This refinement of the allocation among the assets also resulted in the revision of the deferred taxes accrued in connection with this acquisition. In addition to these revisions, other less significant adjustments were made to receivables and liability balances as information concerning certain contingencies regarding collectibility of assets and obligations under sales tax and incurred but not report insurance claim accruals was received and considered in the purchase price allocation. This information was received in second quarter 2005 and the purchase price allocation was finalized as follows:

(In millions)	Allocation as of Dec. 31, 2004, as Reported in 2004 Form 10-K	Subsequent Adjustments	Finalized Allocation

Current assets	$109.1	$0.6	$109.7
Land, buildings, riverboats and equipment	579.8	(32.6)	547.2
Long-term assets	17.7	—	17.7
Intangible assets	494.0	—	494.0
Goodwill	565.2	18.6	583.8
Total assets acquired	l,765.8	(13.4)	1,752.4
Current liabilities	(83.0)	2.9	(80.1)
Deferred income taxes	(57.9)	10.5	(47.4)
Long-term debt	(558.1)	—	(558.1)
Total liabilities assumed	(699.0)	13.4	(685.6)
Net assets acquired	$1,066.8	—	$1,066.8

We will disclose the final allocation in our Annual Report on Form 10-K for the year ended December 31, 2005.

Previous comment 5 addressed our accounting for the acquisition of Louisiana Downs, which was consummated on December 20, 2002. Given the timing of the completion of this acquisition, it was not possible to engage a qualified third party valuation firm and complete the purchase price allocation before we filed our Annual Report on Form 10-K for the year ended December 31, 2002. Therefore, the allocation of the purchase price for purposes of our Annual Report on Form 10-K for the year ended December 31, 2002 relied heavily on the historical books and records of the acquiree, with the excess of the purchase price over the net book value of the acquired business set forth in the historical records being assigned to goodwill for purposes of our December 31, 2002, consolidated balance sheet.

Over the course of 2003, the purchase price allocation report for Louisiana Downs was received from the valuation specialist, reviewed by us and finalized. Given the relative small size of the Louisiana Downs acquisition (1.3% of total assets), detailed purchase price allocation information was not included in our Annual report on Form 10-K for the year ended December 31, 2002.

The primary adjustments of the purchase price allocation made in 2003 related to the adjustment of the carrying values of the fixed assets acquired from their carry-over basis to fair value as defined by the valuation specialists, allocation of value to certain intangible assets (principally gaming license and trademark values) acquired in the transactions and the related adjustments of the deferred taxes to reflect the impact of the allocation. Minor adjustments to long-term assets and current liabilities were also recorded to reflect the receipt of additional detailed supporting information and the resolution of contingencies achieved during the purchase price allocation process. The balances consolidated as of December 31, 2002, and the balances following the finalization of the purchase price allocation are as follows:

(In millions)	Allocation as of Dec. 31, 2002, as report in 2002 Form 10-K	Subsequent Adjustments	Finalized Allocation

Current assets	$9.9	$—	9.9
Land, buildings, riverboats and equipment	9.5	9.6	19.1
Long-term assets	2.3	0.5	2.8
Intangible assets	—	48.0	48.0
Goodwill	63.7	(27.3)	36.4
Total assets acquired	85.4	30.8	116.2
Current liabilities	(2.5)	(0.2)	(2.7)
Deferred income taxes	0.7	(18.2)	(17.5)
Total liabilities assumed	(1.8)	(18.4)	(20.2)
Minority interest	(2.0)	—	(2.0)
Net assets acquired	$81.6	$12.4	$94.0

Previous comment 8 addressed our recent acquisition of Caesars Entertainment as disclosed in our Form 10-Q for the quarter ended September 30, 2005.

We are currently in the process of preparing our Annual Report on Form 10-K for the year ended December 31, 2005, which is due to be filed on or before March 16, 2006. In this Form 10-K, we will describe in appropriate detail the status of the purchase price allocation, the open issues that may impact that allocation and expected date of completion in accordance with SFAS 141.

In addition to the responses above related to the Comment Letter, we would like to supplementally advise the Staff of fourth quarter events to be reported in our Annual Report on Form 10-K for the year ended December 31, 2005 that relate to our response to Question 9 to the Staff’s January 11, 2006 comment letter.

We previously disclosed in our Third Quarter 2005 From 10-Q that because our assessment that the collection of the insurance proceeds related to certain of the Company’s properties damaged in Hurricanes Katrina and Rita is probable, we would record receivables from the insurers for those losses. However, during the fourth quarter of 2005, we entered into an agreement to sell our assets at Gulfport, Mississippi. In addition, while we intend to rebuild and resume operations in Biloxi, Mississippi, all operations at this property have ceased due to the hurricane, and we do not yet know when operations will be restored. Therefore, in the fourth quarter of 2005, based on the applicable accounting guidance provided by Statement 142 and Emerging Issues Task Force Issue 01-9, we concluded that intangible assets, which are not specifically covered by insurance, have been impaired and we recorded the following charges related to the write-off of the intangible assets related to these properties:  $88.7 million (pre-tax) related to Biloxi, classified as “Write-downs, reserves and recoveries” and $78.6 million (after tax) related to Gulfport, classified as “Discontinued Operations.”  These impairment charges will be reflected in our Annual Report on Form 10-K for the year ended December 31, 2005. The specific intangibles at a property level had not been established at September 30, 2005, due to preliminary status, and the timing of receipt of the draft report from our valuation specialist.

We are continuing to work closely with the insurance carriers and claims adjusters to ascertain the full amount of the insurance proceeds due to us as a result of the damages to fixed assets and covered losses we have suffered. To the extent insurance proceeds received in future periods ultimately exceed the net book value of the damaged assets and deferred costs, the Company will report a gain for those recoveries. We expect that the insurance proceeds will exceed the net book value of the insured assets at the Gulfport and Biloxi properties.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (901) 762-8633 or (702) 407-6029.

Respectfully submitted,

/s/ Anthony D. McDuffie
Anthony D. McDuffie
Senior Vice President, Controller and
Chief Accounting Officer

/s/ Michael D. Cohen
Michael D. Cohen
Vice President, Associate General Counsel and Corporate Secretary

cc:	Amy Geddes, Division of Corporation Finance
Charles L. Atwood, Harrah’s Entertainment, Inc.
Stephen H. Brammell, Harrah’s Entertainment, Inc.
Wade C. McKnight, Deloitte & Touche LLP